UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  FORM 12b-25                    SEC FILE NUMBER

                           NOTIFICATION OF LATE FILING                 333-57277

(Check One): [x] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
             [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR                  CUSIP NUMBER

             For Period Ended:   December 31, 1998                            65480R102
                                 ---------------------------
             [ ] Transition  Report on Form 10-K [ ]  Transition  Report on
             Form 20-F [ ]  Transition  Report on Form 11-K [ ]  Transition
             Report on Form 10-Q [ ] Transition Report on Form N-SAR
             For the Transition Period Ended:
                                              ----------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant

                                 Nittany Financial Corp.
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Former Name if Applicable

                                 116 East College Avenue
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Address of Principal Executive Office (Street and Number)

                                 State College, Pennsylvania  16801
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

         [x]      (a)     The reasons described in reasonable detail in Part III
                          of this form could not be eliminated without
                          unreasonable effort or expense;
         [x]              (b) The subject  annual report,  semi-annual  report,
                          transition  report on Form 10-K,  Form 20-F,  11-K or
                          Form N-SAR, or portion  thereof,  will be filed on or
                          before  the  fifteenth  calendar  day  following  the
                          prescribed due date; or the subject  quarterly report
                          of transition report on Form 10-Q, or portion thereof
                          will be filed on or  before  the fifth  calendar  day
                          following the prescribed due date; and
         [ ]      (c)     The accountant's statement or other exhibit required
                          by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                                 (Attach Extra Sheets if Needed)

                                                                 SEC 1344 (6/94)
PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    David Z. Richards                   (814)                234-7320
    -----------------                 -----------        ------------------
         (Name)                       (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                     [ x] Yes [ ] No

     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                             [  ] Yes [x] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                             Nittany Financial Corp.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 31, 1999                            By /s/ David Z. Richards
    --------------------------------------        ------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

Response to Part III
--------------------

The audited financial statements will not be completed nor issued within 90 days of the end of the 1998 fiscal year (i.e. by March 31, 1999). As a result, the Form 10-KSB for the fiscal year ended December 31, 1998 will not be filed by March 31, 1999 although the registrant expects that the Form 10-KSB will be filed on or before April 15, 1999 in accordance with Rule 12b-25(b)(2) promulgated under the Securities Exchange Act of 1934, as amended. For the reason stated above, the registrant cannot file the Form 10-KSB by March 31, 1999 without unreasonable effort or expense.